UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)
_______________________

NATIONAL TECHNICAL SYSTEMS, INC.
 (Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

638104109
 (CUSIP Number)

Stacey Seewald
Sandler Capital Management
711 Fifth Avenue, 15th Floor
New York, NY  10022
(212) 754-8100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

March 9, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box 0.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON Sandler Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,803 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 365,803 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,803 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 509,792 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 509,792 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,792 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 638104109	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,040,289 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,040,289 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,289 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 638104109	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,040,289 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,040,289 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,289 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SCHEDULE 13D	Page 6 of 18

Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of National Technical Systems, Inc. (the “Company” or the “Issuer”).  This Statement supplementally amends the initial statement on Schedule 13D filed on September 29, 2010, as amended by Amendment No. 1 thereto filed on October 29, 2010, as amended by Amendment No. 2 thereto filed on December 23, 2010, as amended by Amendment No. 3 thereto filed on January 4, 2011 (collectively, the “Statement”), by the Reporting Persons (as defined herein).  This Amendment No. 4 is being filed by the Reporting Persons to report that, as a result of recent transactions in the Common Stock, the beneficial ownership of the Reporting Persons has increased by more than one percent of the outstanding shares of Common Stock of the Issuer.
.
Item 2.  Identity and Background.

Item 2 of the Initial Statement is hereby replaced in its entirety with the following:

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons (sometimes referred to herein collectively as “Reporting Persons”):

(i) Sandler Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SMF”);

(ii) Sandler Plus Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SPF”);

(iii) Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SMF, SPF and separately managed accounts; and

(iv) Sandler Capital Management, a registered investment advisor and a New York general partnership (“SCM”), by virtue of its being the investment adviser to SMF, SPF and separately managed accounts.

Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes.  The address of the principal office of Andrew Sandler and SCM is 711 Fifth Avenue, 15th Floor, New York, NY  10022.  The address of the registered office of SMF and SPF is c/o dms Corporate Services Ltd., P.O. Box 1344, dms House, 20 Genesis Close, Grand Cayman KY1-1108, Cayman Islands.

There are six general partners of SCM (the “SCM General Partners”).  The SCM General Partners are MJDM Corp., ALCR Corp., ARH Corp., SERF Corp., EML SCM Corp. and VM SCM Corp., each of which has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes.  Each SCM General Partner (other than ARH Corp. and ALCR Corp.) is a New York corporation.  ARH Corp. and ALCR Corp. are Delaware corporations.  The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

CUSIP No. 638104109	SCHEDULE 13D	Page 7 of 18

JYK SCM Corp. is no longer a general partner of SCM and is therefore no longer a reporting person.

None of the Reporting Persons and to the best of each of the Reporting Person’s knowledge none of the persons named in Schedule A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended by inserting the following paragraph prior to the penultimate paragraph of Item 4:

While we believe the Company is executing appropriately on its operational goals, we continue to believe that the Company’s stock price does not reflect the underlying fundamentals of the Company. This is particularly evident when comparing the valuation of the Company’s stock price to what we consider to be its global testing and inspection peers such as SGS SA (SGSN VX) (Switzerland), Intertek Group plc (ITRK LN) (UK), Bureau Veritas SA (BVI FP) (France), Eurofins Scientific SE (ERF FP) (France), and Campbell Brothers Limited (CPB AU) (Australia). We therefore continue to encourage the Company’s board of directors to take action to rectify this disparity, including but not limited to, exploring a sale of the Company only for a significant premium in a formal, competitive process.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby replaced in its entirety with the following:

 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is calculated in accordance with Rule 13d-3(d) and based upon 11,299,910 shares of Common Stock outstanding as of December 7, 2011, which is the total number shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on December 14, 2011.

(a)           As of the date hereof, each of SMF and SPF beneficially owns 365,803 shares of Common Stock and 509,792 shares of Common Stock,  respectively, or 3.6% and 5.0%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SMF, SPF and managed accounts that hold 164,694 shares of Common Stock, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own.  Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 1,040,289 shares of Common Stock or 9.2% of the Company’s issued and outstanding shares of Common Stock.

CUSIP No. 638104109	SCHEDULE 13D	Page 8 of 18

By virtue of the fact that Andrew Sandler is the portfolio manager of SMF, SPF and the managed accounts referred to above, and is authorized and empowered to vote and dispose of the securities held by SMF, SPF and the managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially owns.  Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 1,040,289 shares of Common Stock or 9.2% of the Company’s issued and outstanding shares of Common Stock.

(b)           SMF has the sole power to direct the vote and the sole power to direct the disposition of the 365,803 shares of Common Stock that may be deemed to be owned beneficially by it. SPF has the sole power to direct the vote and the sole power to direct the disposition of the 509,792 shares of Common Stock that may be deemed to be owned beneficially by it.  SCM has the shared power to direct the vote and the shared power to direct the disposition of the 1,040,289 shares of Common Stock that may be deemed to be owned beneficially by it.  Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 1,040,289 shares of Common Stock that may be deemed to be owned beneficially by him.

(c)           Except as set forth in Schedule B, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)   Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

No material change.

CUSIP No. 638104109	SCHEDULE 13D	Page 9 of 18

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. 638104109	SCHEDULE 13D	Page 10 of 18

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 13, 2012.

SANDLER CAPITAL MANAGEMENT By: ALCR Corp., a general partner

By:	/s/ Moira Mitchell
Name: Moira Mitchell
Title: President

SANDLER MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

SANDLER PLUS MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

/s/ Andrew Sandler
Andrew Sandler

CUSIP No. 638104109	SCHEDULE 13D	Page 11 of 18

SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  JYK SCM Corp. is no longer a general partner of SCM and is therefore no longer a reporting person.

MJDM CORP.

Michael Marocco, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

CUSIP No. 638104109	SCHEDULE 13D	Page 12 of 18

ALCR CORP.

Andrew Sandler, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ellen O’Keefe, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ricky Sandler, Director
United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

CUSIP No. 638104109	SCHEDULE 13D	Page 13 of 18

ARH CORP.

Harvey Sandler, Majority Shareholder and Controlling Person
United States
Founder
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Jeffrey M. Levine, President
United States
Chief Financial Officer
Sandler Enterprises,
Investment Services
1555 North Park Drive
Suite 101
Weston, Florida  33329

Moira Mitchell, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ricky Sandler, Director
United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

CUSIP No. 638104109	SCHEDULE 13D	Page 14 of 18

SERF CORP.

Douglas Schimmel, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

CUSIP No. 638104109	SCHEDULE 13D	Page 15 of 18

EML SCM CORP.

Eric Lewis, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

CUSIP No. 638104109	SCHEDULE 13D	Page 16 of 18

VM SCM CORP.

Vito Menza, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

CUSIP No. 638104109	SCHEDULE 13D	Page 17 of 18

SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK (NO PAR VALUE PER SHARE)
OF NATIONAL TECHNICAL SYSTEMS, INC. DURING THE PAST 60 DAYS

(All transactions were made in the open market unless otherwise indicated)

Date	Transaction Conducted By	Transaction Type	Number of Shares	Price Per Share
3/8/2012	SMF	Buy	3337	$5.25
3/8/2012	SPF	Buy	5128	$5.25
3/8/2012	SCM	Buy	4048	$5.25
3/8/2012	SMF	Sell	1589	$5.30
3/8/2012	SCM	Sell	310	$5.32
3/9/2012	SMF	Sell	142	$5.27
3/9/2012	SMF	Buy	5843	$5.27
3/9/2012	SPF	Buy	8857	$5.27
3/9/2012	SCM	Buy	125	$5.27

CUSIP No. 638104109	SCHEDULE 13D	Page 18 of 18

EXHIBIT 7.01
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Technical Systems, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of March 13, 2012.

SANDLER CAPITAL MANAGEMENT By: ALCR Corp., a general partner

By:	/s/ Moira Mitchell
Name: Moira Mitchell
Title: President

SANDLER MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

SANDLER PLUS MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

/s/ Andrew Sandler
Andrew Sandler